PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Instruction Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Mobility Electronics, Inc.

Full name of registrant

Former name if applicable
17800 N. Perimeter Dr., Suite 200

Address of principal executive office (Street and number)
Scottsdale, Arizona 85255

City, state and zip code

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Mobility Electronics, Inc. (the “Registrant”) is unable to file its Form 10-Q for the three and nine months ended September 30, 2005 at this time because of ongoing efforts by the Registrant and its auditors, KPMG LLP, to amend and restate the Registrant’s financial statements for the years ended December 31, 2003 and 2004 and, except for the first quarter of 2003, for each of the Registrant’s fiscal quarters in 2003 and 2004, as previously disclosed more fully in the Registrant’s Form 8-K filed on October 27, 2005, which is incorporated herein by reference.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Joan W. Brubacher		(480) 477-3636

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☑ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     It is anticipated that the following changes in results of operations for the three and nine months ended September 30, 2004 will be reflected in the earnings statements to be included in the Registrant’s Form 10-Q for the three and nine months ended September 30, 2005:
•	A change to restate the Registrant’s accounting for costs incurred in connection with business combinations that resulted in an understatement of general and administrative expense, and corresponding increase in net loss, of approximately $90,000 and $776,000 for the three and nine months ended September 30, 2004, respectively.
The amounts set forth herein are subject to final determination by the Registrant and review by its auditor, KPMG LLP.
Mobility Electronics, Inc.

(Name of registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2005	By:	/s/ Joan W. Brubacher
Joan W. Brubacher
Executive Vice President and Chief Financial Officer

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